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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                                Commission File Number 333-57279


     (Check one):  Form 10-K and Form 10-KSB        Form 11-K
                   Form  20-F                    X  Form  10-Q and Form 10-QSB
                   Form N-SAR

     For period ended March 31, 2001

     Transition Report on Form 10-K and 10-KSB
     Transition Report on Form 20-F
     Transition Report on Form 11-K
     Transition Report on Form 10-Q and Form 10-QSB
     Transition Report on Form N-SAR


   For the transition period ended

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                    PART I
                            REGISTRANT INFORMATION

     Full name of registrant:  Fountain View, Inc.

     Former name if applicable:

     Address of principal executive office (Street and Number)

                              2600 W. Magnolia Blvd.

     City, State and Zip Code:  Burbank, CA 91505-3031



                                    PART II

                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     X          (a) The reasons described in reasonable detail in
                    Part III of this form could not be eliminated without unreasonable effort or expense;

     X          (b) The subject annual report, semi-annual report,
                    transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or
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                    before the 15th calendar day following the
                    prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


    --          (c) The  accountant's statement or other exhibit
                    required by Rule 12b-25(c) has been attached if applicable.

                                   PART III

                                   NARRATIVE

     The Company's quarterly report on Form 10-Q for the period ended March 31, 2001 could not be filed within the prescribed time period because the Company has not completed the preparation of its financial statements and other information required to be reported for the period as certain recent information regarding the Company's financial condition, liquidity and capital resources has changed significantly from the information utilized by the Company to prepare its draft quarterly report. The Company cannot assimilate the new information into the required disclosures in its quarterly report within the prescribed time period.

                                    PART IV

                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Paul C. Rathbun                  (818)                        841-8750
        (Name)                     (Area Code)               (Telephone Number)



     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                                              X Yes       __ No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              X Yes       __ No


      The Company anticipates reporting a loss before income tax benefit of approximately $2.4 million on its Form 10-Q for the period ended March 31, 2001.
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                              Fountain View, Inc.
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 16, 2001                  By: /s/  Paul C. Rathbun
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                                        Paul C. Rathbun, Chief Financial Officer